November 27, 2013

Steven Grigoriou, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Re: TCP Capital Corp. (the "Holding Company")
         Registration Statement on Form N-2
         File Number 333-192066

Dear Mr. Grigoriou:

Pursuant to Securities Act Release No. 6510 and in reliance upon the representations
contained in your letter submitted November 1, 2013, we performed a limited review of the
registration statement referenced above and have the following comments. You are
reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and
others engaged in the preparation of its registration statement.

Capitalized terms not defined herein shall have the meanings set forth in the registration
statement. Whenever a comment is made in one location, it is considered applicable to all
similar disclosure appearing elsewhere in the registration statement.

Prospectus Cover Page

Disclose that either all or substantially all, as the case may be, of the Operating
Company's debt investments contain interest reset provisions that may make it more
difficult for the borrowers to make debt repayments to the Operating Company.

The net asset value per share of the Holding Company's common stock as of a recent
date should be included on the cover page.

Prospectus Summary (page 1)

All references in the prospectus, including in the "Investment Portfolio" presentation, to
"LIBOR" should specify which LIBOR rate is being used.

Investment Management Agreements (page 12)

The second paragraph indicates that the investment management agreements also provide for performance based returns to the Advisor or the General Partner. However, it appears that the General Partner is paid these amounts pursuant to the Amended and Restated Partnership Agreement of the Operating Company. If such is the case, then provide us with your analysis of whether these payments are consistent with the requirements of section 15(a) of the Investment Company Act of 1940 and section 205(b)(3) of the Investment Advisers Act of 1940.

Fees and Expenses (page 18)

Delete the parenthetical "(estimated)" from the "Other Expenses" line item presentation.

We note the absence of the Acquired Fund Fees & Expenses line item from the fee table. Please confirm to us in your response letter that in the upcoming year investments are not expected to be made that will trigger the need for the additional line item of Acquired Fund Fees & Expenses disclosure.

Risks (page 23)

Expand the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Holding Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Holding Company's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

In your response letter, confirm that neither the Holding Company nor the Operating Company will engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Holding Company and the Operating Company and, if true, that they are subject to the Holding Company's and the Operating Company's overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

Discuss the extent to which the Holding Company or the Operating Company may invest in derivatives and the related risks of such investments. In this regard, please refer to the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

If we incur additional leverage, it will increase the risk… (page 44)

Please provide the disclosure required by Item 8.3.b.(2) of Form N-2.

Market Opportunity (page 58)

Indicate whether all of the sources from where the information contained in the charts, graphs and reports is taken or to which it is attributed have consented to use of the information in this registration statement.

Management's Discussion and Analysis

Expenses (page 67)

In your response letter, identify which of the fee table line items includes each of the actual or estimated costs and expenses of the Holding Company and the Operating Company set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

In your response letter, confirm that estimates of all of the costs and expenses for which the Holding Company and the Operating Company will reimburse the Advisor, the General Partner, the underwriters or their affiliates are included in the prospectus fee table and expense example presentation.

Investment Management Agreements (page 99)

Disclose that the Holding Company and the Operating Company will accrue as a liability each time it calculates net asset value the amount by which it may owe the Advisor and the General Partner for the income incentive fee and the capital gains incentive fee, the latter being based on the amount of unrealized and realized capital appreciation.

Payment of our expenses (page 105)

In your response letter, identify which of the fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

Administration Agreement (page 107)

The disclosure indicates that the Administrator is reimbursed for the allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement. Disclose the methodology used to allocate costs and expenses under the administration agreement. In your response letter, please confirm to the staff that the Holding Company's Board of Directors exercises appropriate oversight with respect to the equity of the allocation methodology used. Also confirm that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

Plan of Distribution (page 131)

Please confirm to the staff in your response letter that the Holding Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Holding Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Statement of Additional Information

Determination of Net Asset Value (page SAI-18)

In your response letter, please inform the staff whether the Holding Company's Board of Directors will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Holding Company's Board of Directors will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Financial Statements

Please reconcile the expense ratio as stated in the Financial Highlights Table as of December 31, 2013 on page 84 of the Fund's annual report with the expense ratio as stated in the Fees and Expenses Table included in the N-2.

Please confirm and represent to the staff that all holdings of subsidiaries as of December 31, 2012 have been assessed for compliance with Rule 3-09 and 4-08(g) of Regulation S-X.

Part C – Other Information

Exhibit (l)(1) Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Registrant

It appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Holding Company's Board of Directors. Therefore, in your response letter, provide and undertaking on behalf of the Holding Company to file an unqualified legality of shares opinion, and related consent of counsel, consistent with

Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement.

Exhibit (k)(9) Form of Amended and Restated Investment Management Agreement By and Between Special Value Continuation Partners, LP and Tennenbaum Capital Partners, LLC (the "Agreement")

In your response letter, please explain the effect of section (6)(g) of the Agreement, which apparently provides for the payment of the amounts calculated pursuant to sections 6(c)-(f) of the Agreement only if it is determined that the distribution provisions set forth in the Partnership Agreement with respect to the General Partner of the Operating Company would be inconsistent with the requirements of the Investment Company Act of 1940.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Holding Company, the Operating Company and their management are in possession of all facts relating to the Holding Company's and the Operating Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Holding Company and the Operating Company request acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that

- the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel